Macleod Dixon LLP
Lawyers
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Toronto Caracas
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Calgary, Alberta
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Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

07025352

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

July 11, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated July 11, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed *self-addressed*, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Attention Business Editors:

Connacher Oil and Gas Limited to participate in Oil Sands Conference

CALGARY, July 11 /CNW/ - Connacher Oil and Gas Limited (CLL-TSX) announces today that the company's President and Chief Executive Officer, Richard A. Gusella, will make a presentation to TD Securities 5th Annual Oil Sands Forum, scheduled for Calgary, Alberta on the morning of July 12, 2007.

A copy of the power point slides which comprise the presentation will be posted on Connacher's website at www.connacheroil.com tomorrow. Go to "Recent Highlights" and click on the link or go to "Investor Info" and click on "Presentations".

Connacher Oil and Gas Limited is a Calgary-based crude oil and natural gas company. Its principal asset includes significant bitumen reserves and resources in the Great Divide and Halfway Creek areas of northeastern Alberta.

The company's 10,000 bbl/d Great Divide Pod One plant and facilities are scheduled to commence operations in August 2007 and an application to develop a second 10,000 bbl/d accumulation at Algar, east of Pod One, has been submitted to regulators. Connacher also operates a 9,500 bbl/d refinery in Great Falls, Montana, produces conventional crude oil and natural gas in Western Canada and owns a 26 percent equity stake in Petrolifera Petroleum Limited, a public company active in South America with its shares listed on the Toronto Stock Exchange under the symbol PDP.

For further information: Richard A. Gusella, President and Chief Executive Officer, Connacher Oil and Gas Limited, Phone: (403) 538-6201, Fax: (403) 538-6225, www.connacheroil.com, inquiries@connacheroil.com

END